EXHIBIT 11.2

CPI CORP.
Computation of Per Common Share Loss - Basic
(Unaudited)

in thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	November 13, 2010	November 14, 2009	November 13, 2010	November 14, 2009
Basic:
Net loss applicable to common shares	$(7,713)	$(6,802)	$(2,991)	$(7,901)

Shares:
Weighted average number of common and
common equivalent shares outstanding	9,445,585	9,179,423	9,404,792	9,306,194
Less: Treasury stock - weighted average	(2,133,566)	(2,175,591)	(2,133,566)	(2,318,448)

Weighted average number of common and common
equivalent shares outstanding	7,312,019	7,003,832	7,271,226	6,987,746

Net loss per common and common equivalent shares	$(1.05)	$(0.97)	$(0.41)	$(1.13)